EMERGE ENERGY SERVICES LP

180 State Street, Suite 225

Southlake, Texas 76092

(817) 865-5830

November 3, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mike Killoy

Division of Corporation Finance

Re:	Emerge Energy Services LP
Registration Statement on Form S-1
File No. 333-214237

Ladies and Gentlemen:

On behalf of Emerge Energy Services LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby withdraws its previous request for acceleration of the effective date of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) by letter dated November 1, 2016 and hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on November 4, 2016, or as soon thereafter as practicable.

The Partnership acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its general partner

By:	/s/ Richard Shearer
Richard Shearer
Chief Executive Officer

Cc:                             Warren B. Bonham, Emerge Energy Services LP

Ryan J. Maierson, Latham & Watkins LLP